UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: June 30, 2020 Estimated average burden hours per response . . . 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
iClick Interactive Asia Group Limited			Not Applicable.	333-221034
1 (d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
15/F Prosperity Millennia Plaza		663 King’s Road, Quarry Bay	Hong Kong S.A.R.	People’s Republic of China		AREA CODE	NUMBER
						+852	3700 9000
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b)	RELATIONSHIP TO ISSUER (c)	ADDRESS STREET	CITY	STATE	ZIP CODE
Czerny Holdings Limited		Shareholder	Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)		(b)		SEC USE ONLY	(c)		(d)		(e)		(f)		(g)
	Title of the Class of Securities To Be Sold		Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities			Number of Shares or Other Units To Be Sold (See instr. 3(c))		Aggregate Market Value (See instr. 3(d))		Number of Shares or Other Units Outstanding (See instr. 3(e))		Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)		Name of Each Securities Exchange (See instr. 3(g))
				Broker-Dealer File Number
Ordinary shares – Class A (US$0.001 par value)		J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179			300,000		$3,738,000		21,260,420 as of 3/31/18		On or after 8/24/2018		(1)

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Ordinary shares – Class A (US$0.001 par value)	(2)	(2)	iClick Interactive Asia Group Limited	(2)	(2)	Cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

EXPLANATION OF RESPONSES:

(1) The Issuer’s American depositary shares are listed on the NASDAQ Global Market under the symbol “ICLK.”  Two American depositary shares represent one Class A ordinary share of the Issuer.
(2) Czerny Holdings Limited acquired directly from the Issuer 1,125,926 ordinary shares and 49,606 ordinary shares, respectively, on January 26, 2011and May 1, 2013. In January 2015, Czerny Holdings Limited sold 287,916 ordinary shares. During the Issuer’s initial public offering in December 2017, the remaining ordinary shares held by Czerny Holdings Limited were reclassified as 887,616 Class A ordinary shares.

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

August 24, 2018	/s/ Vishwanand Nursimloo
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)